Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

October 3, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Todd K. Schiffman
Assistant Director

Re:	WashingtonFirst Bankshares, Inc.
Registration Statement on Form S-4
Filed August 13, 2012
File Number 333-183255

Ladies and Gentlemen:

On behalf of WashingtonFirst Bankshares, Inc. (the “Company”), we have set forth below certain additional information provided by the Company to supplement the response of the Company to comment no. 27 of the staff with respect to the above captioned Registration Statement contained in a letter from Todd K. Schiffman to Shaza L. Andersen of the Company dated September 10, 2012.

For your convenience, we have repeated in bold type comment no. 27 exactly as set forth in the September 10 comment letter. The supplemental information is set forth immediately below the text of the comment. Unless otherwise indicated, capitalized terms have the same meaning as set forth in the Registration Statement.

Securities and Exchange Commission

October 3, 2012

Notes to the Consolidated Financial Statements

Note 3- Investment Securities, page F-13

1.	Please provide us with your other than temporary impairment analysis for your investment in the Trapeza XIII Collateralized Debt Obligation, C-1 credit tranche as of December 31, 2010 and December 31, 2011 and for each of the subsequent quarterly periods of fiscal 2012.

Management of the Company reviews the Company’s investment in Trapeza XIII Collateralized Debt Obligation, C-1 credit tranche (the “Trapeza CDO”) quarterly, and more frequently when economic or market conditions warrant such an evaluation, for possible other-than-temporary impairment (“OTTI”) based on guidance in ASC Topic 320 – Investments in Debt and Equity Instruments. In order to determine whether the Trapeza CDO may have suffered an impairment, management of the Company first determines if the market (fair) value of the security is greater than its carrying cost. If the fair value is determined to be greater than cost, management completes its analysis for anecdotal information, but the investment would not considered for potential impairment. If the fair value is less than cost, management of the Company proceeds with its OTTI analysis to determine whether the variance between fair value and cost is a temporary variance that will be recouped over time or is OTTI.

To determine fair value of the Trapeza CDO, as of the end of each relevant reporting period, management of the Company reviews the monthly reports from the Trustee of the Trapeza CDO, which contain information about the security, including collateralization and interest coverage by tranche, performing and non-performing portfolio securities within the CDO, payment data, and ratings data by tranche. The monthly trustee reports permit management of the Company to monitor collateralization, changes in deferred interest and cash flow from underlying issuers and periodic trustee notices on changes in interest deferrals and defaults.

As part of the fair value determination, management of the Company also prepares a separate analysis of the underlying issuers whose securities compromise the Trapeza CDO, using data obtained from SNL Financial. In addition to the portfolio balance, the report contains, for each such issuer, total assets, net income, return on average assets, return on average equity, risk based capital ratio, non-performing assets as a percentage of total assets, loan loss reserves as a percentage of gross loans, and the ratio of the sum of non-performing assets plus loans 90 days or more past due divided by the sum of tangible equity and loan loss reserve. Management of the Company reviews its report to ascertain trends in improvement or deterioration of the credit quality of each issuer compromising the Trapeza CDO (e.g., whether there has been an increase in the number of defaulting or deferring issuers, or whether trends are stable.)

Securities and Exchange Commission

October 3, 2012

Because the Trapeza CDO is not traded in a recognized market and is a complex structured security, in conducting the OTTI analysis with respect to the Trapeza CDO, management of the Company incorporates into its analysis an independent assessment by a third-party specialist. This specialist is retained at year-end and also retained quarterly when management determines, based on its analysis of changes in the credit quality of the issuers the securities of which comprise the Trapeza CDO, that deterioration in the credit quality of such issuers may have occurred. The estimated fair value of the Trapeza CDO is calculated by the third party specialist based on discounted cash flow analyses of the collateral using the INTEX CDO desktop valuation model, as well as information from Bloomberg, the FDIC, the OTS and SNL Financial.1 Management of the Company reviews the analysis and information provided by the third party specialist, including important assumptions contained in the analysis such as prepayments, deferral elections and defaults, and considers the reasonableness of the assumptions in light of management’s experience. This process is judgmental in character and involves an assessment of the analysis as a whole, and not a mechanical application of individual items contained in the analysis.

Based on these analyses, management of the Company has determined that the fair value of the Trapeza CDO is less than its cost. As of June 30, 2012, the Trapeza CDO has an amortized cost basis of $2.5 million and is valued at $67,772. Consequently, additional analysis is conducted to determine whether the difference is temporary, or OTTI.

In determining whether the Trapeza CDO’s impairment is a temporary impairment, management of the Company endeavors to consider all relevant qualitative and quantitative evidence prescribed by ASC Topic 320, including:

(i)	the length of time and the extent to which the fair value has been less than cost;

(ii)	the financial condition and near-term prospects of the issuer;

(iii)	whether the market decline was affected by macroeconomic conditions; and

(iv)	whether the Company intends to sell, or more likely than not will be required to sell, the Trapeza CDO before its anticipated recovery.

[1]	The analysis by the third party is considered a “Level Three” analysis pursuant to ASC Topic 820 – Fair Value Measurements and Disclosures because the valuation does not reflect or represent the actual terms or prices at which any party could purchase the Trapeza CDO. There has been no active secondary market for the Trapeza CDO for the past two years.

Securities and Exchange Commission

October 3, 2012

Each of the four factors above is discussed separately below, although the determination whether an other-than-temporary impairment exists is not a formulaic process, but rather involves a high degree of subjectivity and judgment and is based on the information available to management at the time of determination.

Length of Time and Extent to Which Valuation Is Below Cost

Management of the Company considers, in its OTTI analysis, the length of time and the extent to which the fair value of the Trapeza CDO has been less than cost. This condition has been present for the Trapeza CDO since 2Q 2008. During this time, management of the Company has continued to monitor developments with respect to the Trapeza CDO and the securities comprising it. Default rates on the issuers of the underlying securities spiked during 2009, which led to an OTTI charge of $339,302 during the fourth quarter of 2009. The OTTI model used by the third party assumes no recoveries on default of an underlying investment, and management of the Company concurs with this assumption. Since 2009, improvements have been noted in the portfolio with no defaults occurring in 2010 and in 2012 through June 30, 2012; although the security did incur another smaller spike in defaults during 2011. This increase was noted by management of the Company in its internal analysis (described above). As a result, management sought an independent third party review and analysis as of June 30, 2011. Based on the analysis contained in this third-party report, management’s separate analysis and management’s judgment of the effect on expected cash flows based on the trustee reports and market data on the underlying issuers then available, no OTTI was recorded at that time.

The following table shows the actual default rate for the Trapeza CDO to date:

	2007	2008	2009	2010	2011	YTD 2012
Default Rate	0.00%	2.00%	7.41%	0.00%	4.04%	0.00%

As of June 30, 2012, 84.6% of the securities held by the Trapeza CDO underlying were not in default or subject to deferral, but were performing. This percentage has been improving since 2009.

The following table provides certain additional relevant details on the security as of the dates indicated:

Selected Data	2012Q2	2012Q1	2011Q4	2010Q4
Percent Defaulted	12.9%	12.9%	12.9%	9.3%
Percent Deferred Interest	13.5%	15.4%	15.4%	19.2%
Overcollateralization Test	93.1%	91.7%	91.6%	90.3%
Interest Coverage Test	130.9%	117.5%	112.6%	113.3%
Current Moody’s Rating	Ca	N/A	Ca	Ca

Securities and Exchange Commission

October 3, 2012

Management of the Company also considers the structure of the security when evaluating the effect of the length of time the valuation of the Trapeza CDO has been below cost on the Company’s ultimate recovery. Management of the Company believes that the structure of the Trapeza CDO, and the position of the tranche of the security held by the Company, indicate that the Company will receive repayment of its recorded investment. The Trapeza CDO is divided into several credit tranches. The Company holds the C-1 credit tranche, which is currently receiving pay-in-kind (“PIK”) interest payments. The classes prior to the C-1 tranche (Classes A and B) are receiving cash payments. The C-1 class held by the Company is approximately seven percent (7%) undercollateralized, and the extent of this deficiency has been reducing over time. Upon the full repayment of principal amounts due to the prior classes, the C-1 tranche held by the Company will receive principal reductions, in addition to contractual interest payments, in order to cure the deficiency. These additional payments will be diverted from note holders in subordinate tranches who will instead receive PIK interest.

The table below shows the extent of collateralization and interest coverage of the various credit tranches contained in the Trapeza CDO, including the Class C tranche held by the Company, as of the December 31, 2012 and 2011, March 31, 2012 and June 30, 2012.

Breakdown by credit tranche	2012Q2		2012Q1		2011Q4		2010Q4
	Collateralization	Interest Coverage	Collateralization	Interest Coverage	Collateralization	Interest Coverage	Collateralization	Interest Coverage
Class A	119.2%	145.5%	117.2%	130.7%	117.0%	124.8%	114.8%	124.3%
Class B	104.6%	140.1%	102.9%	125.7%	102.7%	120.2%	101.0%	120.4%
Class C	93.1%	130.9%	91.7%	117.5%	91.6%	112.6%	90.3%	113.3%
Class D	84.2%	124.3%	83.0%	111.5%	83.0%	107.0%	81.9%	108.2%
Class E	79.4%	118.5%	78.2%	106.3%	78.2%	102.0%	77.4%	103.4%
Class F	77.8%	116.2%	76.7%	104.3%	76.7%	100.1%	75.9%	101.6%
Class G	77.1%	114.7%	76.1%	102.9%	76.1%	98.8%	75.3%	100.4%

Securities and Exchange Commission

October 3, 2012

Financial Condition and Near-Term Prospects of the Issuer

The credit quality of the Trapeza CDO is directly related to the financial strength and ability to make contractual interest payments of the underlying issuers, most of which are banks and bank holding companies. The following table provides a summary of certain key benchmarks in measuring these issuers’ financial condition as of March 31, 2012, as compared with March 31, 2011:

	March 31, 2012		March 31, 2011
	Active banks in the CDO	FDIC SDI Data – All	Active banks in the CDO	FDIC SDI Data – All
Tier 1 capital ratio	15.01%	13.28%	14.81%	13.04%
Non-current loans to total loans	3.79%	4.12%	4.22%	4.71%
Loan loss reserve to non-current loans	83.29%	60.04%	92.39%	63.85%
Texas ratio	39.08%	33.19%	41.21%	35.95%
Net interest margin (YTD)	3.57%	3.52%	3.63%	3.66%
Efficiency ratio (YTD	62.53%	61.67%	66.51%	60.75%
ROAA (YTD)	0.99%	1.02%	0.48%	0.87%
Loans to deposits	78.48%	72.22%	72.54%	75.49%
Number of issuer / institutions	37	7,307	37	7,574

Management of the Company believes these statistics show the banks and bank holding companies in the Trapeza CDO compare favorably when measured against all FDIC regulated banks, and that for many items the situation has improved over time.

Management of the Company monitors the situation of each of the issuers included in the Trapeza CDO in the manner described above, and believes that the near term prospects for such issuers is stable in the aggregate.

Whether Market Decline Was Affected by Macroeconomic Conditions

In considering the extent of the deficiency, management of the Company believes that the relatively low valuation of the Trapeza CDO in the Company’s financial statements reflects macroeconomic factors applicable to the class of securities generally and not to the Trapeza CDO in particular. General adverse publicity associated with “collateralized debt obligations” over the past several years have deterred many investors from purchasing any collateralized debt obligation. As a result, trading activity in the Trapeza CDO has been minimal, which has adversely affected short-term value. Management of the Company does not believe the current valuation is an accurate indication of the likelihood that the Company will recover the value of its recorded investment. This judgment is based on a review of the information regarding the issuers of the securities underlying the Trapeza CDO, the structure of the security and the Company’s intention and ability to hold the security until maturity.

Securities and Exchange Commission

October 3, 2012

Intention to Sell or Hold to Maturity

Management of the Company has no intention to sell the Trapeza CDO and does not believe that it is more likely than not that it will be required to sell the Trapeza CDO, before its anticipated recovery. The size of the Trapeza CDO is relatively small in comparison to the Company’s total assets (0.4%) and its investment portfolio (4.0%). The valuation deficiency has already been charged to other comprehensive income, and $339,000 written off. Management of the Company expects the fair value of the Trapeza CDO to recover with continued improvement in the financial condition of the underlying issuers and as the secondary market for these instruments returns.

Conclusion

Based on the foregoing analysis by management of the Company, management believes the Trapeza CDO has temporary valuation differences due to market conditions and no OTTI conditions exist for the periods ended June 30, 2012, March 31, 2012 and December 31, 2011.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1301.

Very truly yours,

Bracewell & Giuliani LLP

/s/ John R. Brantley

John R. Brantley